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Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal Year Ended
	August 29, 1998	August 28, 1999	August 26, 2000	August 25, 2001	August 31, 2002
Fixed charges:
Interest expense	$10,346	$13,831	$18,614	$19,139	$15,036
Amortization of debt expense	681	1,382	2,043	2,332	1,950
Rental expense included in fixed charges	3,721	8,481	10,793	10,352	5,960

Total fixed charges	$14,748	$23,694	$31,450	$31,823	$22,946

Earnings:
Pre-tax (loss) income	$3,579	$(3,452)	$(15,218)	$(41,387)	$(33,042)
Plus: fixed charges	14,748	23,694	31,450	31,823	22,946

Total earnings	$18,327	$20,242	$16,232	$(9,564)	$(10,096)

Ratio of earnings to fixed charges	1.2	n/a	n/a	n/a	n/a

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  Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges (Dollars in Thousands)